1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

July 31, 2015

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 333-17619 and 811-05349

Dear Mr. Gregory:

This letter responds to comments you provided to Brian McGrady and me during two telephonic discussions with respect to your review of Post-Effective Amendment No. 460 (“PEA No. 460”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2015. PEA No. 460 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Focused Value Fund (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please complete and/or update missing and bracketed information, as appropriate, in the Prospectus, Statement of Additional Information (“SAI”) and Part C.

Response: The Fund has incorporated this comment.

2.	Comment: Please update, as necessary, the EDGAR filing system to reflect the Fund’s name and share classes. Please also add the relevant ticker symbols to the EDGAR filing system.

Response: The Fund hereby confirms that the EDGAR series and class identifiers have been updated to reflect the Fund’s name and share classes. The Fund has also added the relevant ticker symbols to the EDGAR filing system.

3.	Comment: Please confirm that the Fund’s name is, or will be, the “Goldman Sachs Focused Value Fund.” The front cover of the Prospectus also includes the name “Goldman Sachs Fundamental Equity Value Fund.”

Response: The Fund hereby confirms that its name is the “Goldman Sachs Focused Value Fund.” However, the Fund will be part of a cluster of Goldman Sachs Funds known as the “Goldman Sachs Fundamental Equity Value Funds.” The Fund will make this clarification on the front cover of the Prospectus.

4.	Comment: In the “Expense Example” section, please remove the bracketed items in the first row for Class C Shares.

Response: The Fund has incorporated this comment.

5.	Comment: In the “Principal Strategy” section, please consider clarifying the “other securities and instruments” in which the Fund intends to invest.

Response: The Fund generally expects that it will invest in a portfolio of common stocks. However, the Fund is permitted to invest in other securities and instruments having equity characteristics. Accordingly, the Fund believes that its current disclosure is appropriate.

6.	Comment: In the “Principal Strategy” section, the Fund indicates that its equity investment process involves “using multiple-industry-specific valuation metrics to identify real economic value and company potential in stocks, screened by valuation, profitability and business characteristics.” Please consider whether such disclosure is consistent with the SEC’s “plain-English” requirement.

Response: The Fund respectfully notes that a number of other Goldman Sachs Funds disclose a similar investment process. In order to avoid the potential for any confusion, the Fund respectfully declines to incorporate this comment at this time. However, the Fund (and such other Goldman Sachs Funds) will revise this disclosure during the next annual update to their registration statement in order to further clarify this investment process.

7.	Comment: In the “Principal Strategy” section, please explain the purpose for which the Fund will invest in fixed income securities and consider adding disclosure regarding the expected investment grades, maturities and risks of the Fund’s investments in such securities.

Response: The Fund generally expects that it will invest in a portfolio of common stocks. However, the Fund is permitted to invest in fixed income securities. Accordingly, the Fund believes that its current disclosure is appropriate.

8.	Comment: In the “Principal Strategy” section, please consider removing the last sentence regarding the Fund’s benchmark index. The Staff notes that the Fund’s strategy does not make any reference to tracking a benchmark index.

Response: The Fund respectfully notes that most funds in the Goldman Sachs mutual fund complex disclose their benchmark index in the “Principal Strategy” section of the relevant prospectus. GSAM believes that this information is helpful for prospective investors to better understand the Fund’s investment program.

9.	Comment: In the “Principal Risks” section, please revise the “Investment Style Risk” tile to reflect the Fund’s primary focus on investing in securities of issuers that present “value” opportunities.

Response: The Fund has incorporated this comment.

10.	Comment: In the “Service Providers – Investment Adviser” section, the Prospectus states that, “[t]o the extent that Goldman Sachs has seed capital invested in the Fund from time to time, Goldman Sachs may hedge the exposure of the seed capital invested in the Fund by, among other things, taking an offsetting position in the benchmark of the Fund.” Please explain in a supplemental response the intent of this disclosure and how Goldman Sachs would take an offsetting position in the benchmark of the Fund.

Response: Goldman Sachs or its affiliates may invest “seed” capital in the Goldman Sachs Funds, including the Fund. These investments are generally intended to enable the Fund to commence investment operations and achieve sufficient scale. At times, Goldman Sachs or its affiliates seek to minimize the market exposure associated with seed capital investments. As such, Goldman Sachs and its affiliates generally short index futures to hedge the aggregate market exposure of their seed investments (in rare circumstances, Goldman Sachs or its affiliates may short index futures to hedge a specific seed investment). As a general matter, this hedging activity acts as protection against the beta exposure of any seed investments, as opposed to acting as a perfect hedge to each seed investment. Going forward, in an attempt to clarify this practice, the Fund will revise its disclosure, as follows:

From time to time, Goldman Sachs or its affiliates may invest “seed” capital in a Fund. These investments are generally intended to enable the Fund to commence investment operations and achieve sufficient scale. Goldman Sachs and its affiliates may hedge the exposure of the seed capital invested in the Fund by, among other things, taking an offsetting position in the benchmark of the Fund.

11.	Comment: In the “Service Providers – Management Fees and Other Expenses” section, please harmonize, as appropriate, the general terms of the management fee waiver disclosure with the specific terms set forth in footnote three in the “Fees and Expenses of the Fund” section.

Response: The Fund has incorporated this comment.

12.	Comment: In the “Shareholder Guide – What Should I Know When I Purchase Shares Through An Authorized Institution?” section, please consider clarifying how the Fund determines that a customer’s order is received in “proper form.”

Response: The Fund has incorporated this comment.

13.	Comment: In the “Shareholder Guide – What Else Do I Need To Know About Redemptions” section, please explain in a supplemental response the Fund’s legal basis for redeeming Fund shares in the event an Authorized Institution’s relationship with Goldman Sachs is terminated.

Response: The Fund is not aware of any provision under the Investment Company Act that expressly prohibits the redemption of Fund shares under these circumstances. The Fund respectfully submits that the Declaration of Trust of the Trust (the “Declaration of Trust”) provides the Board of Trustees (the “Board”) with broad authority to redeem Fund shares. However, in the event an Authorized Institution’s relationship with Goldman Sachs is terminated, the Fund will provide that Authorized Institution’s customers with the opportunity to: (1) move his or her account to another Authorized Institution with a relationship with Goldman Sachs; or (2) move his or her account directly to the Fund. The SEC has previously acknowledged certain practical limitations on the portability of mutual fund shares.1

[1]	See Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064A (Mar. 13, 1998) (“On the basis of the information compiled by the staff, the Commission understands that, in certain cases, an investor who purchases shares of a fund through a broker-dealer or other financial intermediary may be unable to transfer fund shares held in a brokerage account to an account established at another broker-dealer. In their responses to the staff, industry representatives indicated that the lack of portability of an investor’s shares in a fund may be attributed to several factors, including limitations on the transfer of shares sold by broker-dealers affiliated with the investment adviser of the fund, the lack of participation by the fund in a computerized transfer system, and the absence of reciprocal agreements between the fund and broker-dealers.”) (internal citations omitted)

14.	Comment: In the “Shareholder Guide – What Else Do I Need To Know About Redemptions” section, please explain in a supplemental response the “other circumstances” in which the Board of Trustees may determine that redemption of Fund shares would be in the best interest of the Trust.

Response: As noted in response to Comment 13 above, the Declaration of Trust authorizes the Board to require the redemption of Fund shares for any reason under terms set by the Board, including, but not limited to, the failure of a shareholder: (i) to supply certain identifying information if required to do so; (ii) to maintain a minimum investment in Fund shares; or (iii) to pay when due for the purchase of Fund shares. However, the Fund acknowledges that the authority granted to the Board under the Declaration of Trust to redeem Fund shares is subject to the 1940 Act and regulatory interpretations thereof.2

15.	Comment: In the “Shareholder Guide – What Else Do I Need To Know About Redemptions” section, please include additional disclosure indicating that a shareholder will bear market losses until a security that is provided as an in-kind redemption is sold.

Response: The Fund has incorporated this comment.

16.	Comment: In the “Shareholder Guide – What Types Of Reports Will I Be Sent Regarding My Investment” section, please clarify in a supplemental response the source that discloses the possibility that Authorized Institutions may charge additional fees not described in the Prospectus. Please also explain in a supplemental response whether you are aware of any Authorized Institution that imposes such additional fees (whether for the Fund or any other Goldman Sachs Fund).

[2]	See, e.g., Scudder Group of Funds (pub. avail. Sept. 15, 1992) (no-action relief granted to a fund that proposed to, upon providing 30 days’ notice, involuntarily redeem accounts whose shareholders failed to provide taxpayer identification numbers); Axe-Houghton Income Fund, Inc. (pub. avail. Mar. 19, 1981) (no-action relief provided to a fund that may, upon providing a number of notice and delayed effectiveness provisions, involuntarily redeem investors whose account balances fall below a prescribed threshold).

Response: The Fund respectfully submits that Authorized Institutions are subject to their own disclosure obligations and that relevant disclosure is likely contained (or incorporated into) the relevant brokerage or other agreement. The Fund is alerting prospective investors to the possibility that Authorized Institutions may charge investors additional fees not described in the Prospectus.

17.	Comment: In the “Appendix A – Additional Information on Portfolio Risks, Securities and Techniques – General Portfolio Risks” section, please revise the disclosure indicating that the Fund’s historical portfolio turnover rate is provided in Appendix B. The Staff notes that the Fund does not yet have historical portfolio turnover information.

Response: The Fund has incorporated this comment.

18.	Comment: In the “Appendix A – Additional Information on Portfolio Risks, Securities and Techniques – Other Portfolio Risks” section, please consider revising that section to differentiate the Fund’s principal risks from its other risks. The Staff notes that the heading of this section suggests that the risks included therein are not material. Please refer to the Staff’s recent guidance (“Guidance Regarding Mutual Fund Enhanced Disclosure” IM Guidance Update (2014-08)).

Response: The Fund respectfully submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Fund. Moreover, the Fund believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Fund.

Appendix C – Prior Performance of Similarly Advised Accounts of the Investment Adviser (Focused Value Fund)

19.	Comment: Please remove the parenthetical reference to the Fund’s name in the section’s title.

Response: The Fund has incorporated this comment.

20.	Comment: Please confirm in a supplemental response that the Investment Adviser has records to support the calculation of prior performance of the Composite Account, as required by Section 204 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 204-2 thereunder.

Response: The Investment Adviser hereby confirms that it has the records to support the calculation of prior performance of the Composite Account, as required by Section 204 of the Advisers Act and Rule 204-2 thereunder.

21.	Comment: Please explain in a supplemental response why the existing non-managed (non-wrap) accounts managed by the Investment Adviser with investment objectives, policies and strategies substantially similar to those of the Fund (the “Other Accounts”) were not included in the Composite Account. Please also represent that the exclusion of the Other Accounts would not materially affect the performance or cause the performance presentation to be misleading.

Response: The Investment Adviser has included the historical performance data of a composite that consists of all managed (wrap) accounts managed by the Investment Adviser with investment objectives, policies and strategies substantially similar to those of the Fund because of the composite’s continuous performance track record since September 1, 2002. Although the Investment Adviser utilizes other composites that consist of the Other Accounts, these other composites have a shorter continuous performance track record. The Investment Adviser believes that presenting a composite with a longer continuous performance track record provides prospective investors with more meaningful information to evaluate. The Investment Adviser hereby confirms that the exclusion of the Other Accounts would not materially affect the performance or cause the performance presentation to be misleading.3

22.	Comment: Please revise the first sentence in the second paragraph to reflect that performance information for the Composite Account is based on “historical” performance data.

[3]	The SEC Staff has stated that “[a] fund should not exclude the performance of any other funds or private accounts that have substantially similar investment objectives, policies, and strategies if the exclusion would cause the performance shown to be materially higher or more favorable than would be the case if the funds or accounts were included[,]” and that “[a] fund should only exclude funds or private accounts if the exclusion would not cause the performance to be materially misleading.”See Fund Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests, IM Guidance Update No. 2013-05, at footnote 20 and accompany text (Aug. 2013) (citing Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)). The Investment Adviser believes that the presentation of the performance of the Composite Account is consistent with the Staff’s guidance.

Response: The Fund has incorporated this comment.

23.	Comment: Please revise the first sentence in the second paragraph to delete the following language: “the Composite Account or of the Investment Adviser.”

Response: The Fund has incorporated this comment.

24.	Comment: The performance tables reflect the performance of the Composite Account: (1) net of the maximum total managed (wrap) account fee; and (2) net of the Fund’s estimated expenses and sales charges (as applicable). Please explain in a supplemental response why the performance of the Composite Account net of the Fund’s estimated expenses for certain share classes, is higher than the performance of the Composite Account net of the maximum total managed (wrap) account fee. Please also disclose this in the Prospectus.

Response: The performance information of the Composite Account is shown net of the maximum total managed (wrap) account fee (3.00%). However, the estimated total annual operating expenses of the Fund’s Class A, Class C, Institutional, Class IR, Class R and Class R6 Shares are expected to be lower than 3.00%. Accordingly, the average annual total returns of the Composite Account net of applicable estimated total annual operating expenses of the Fund’s Class A, Class C, Institutional, Class IR, Class R and Class R6 Shares is higher than the average annual total returns of the Composite Account net of the maximum total managed (wrap) account fee (except for Class A Shares for the one-year period ended March 31, 2015 because of the impact of the 5.5% front-end sales charge with respect to Class A Shares).

25.	Comment: Please disclose that the inclusion of the non-managed (non-wrap) accounts in the Composite Account from its inception until January 31, 2003 would not have a material effect on the disclosed performance and does not alter the conclusion that the Fund and the Composite Account are substantially similar. Please also confirm in a supplemental response that the inclusion of the performance information for 2003 does not make the performance for the Composite Account misleading. In the alternative, please consider deleting the performance information for 2003, since the Fund already presents more than 10 years of performance history.

Response: The Fund has deleted the performance information for 2003.

26.	Comment: Please place the “Average Annual Total Returns” table before the other performance table, as standardized performance information should precede any other performance information disclosure.

Response: The Fund has incorporated this comment.

27.	Comment: Please confirm in a supplemental response that the maximum managed account (wrap) fees represent all applicable fees of the Composite Account.

Response: The Fund hereby confirms that the maximum managed account (wrap) fees represent all applicable fees of the Composite Account.

28.	Comment: Please confirm in a supplemental response whether the Fund used the standard SEC methodology to calculate the prior performance of the Composite Account. If the Fund did not use the standard SEC methodology, please disclose how the Fund calculated prior performance, including how such methodology differed from the standard SEC methodology.

Response: The Fund hereby confirms that the Fund used the standard SEC methodology to calculate the prior performance of the Composite Account.

Statement of Additional Information

29.	Comment: On the cover page of the SAI, please state whether and from where information is incorporated by reference into the SAI.

Response: The Fund is not incorporating by reference any information into the SAI.

30.	Comment: In the “Trustees and Officers – Standing Board Committees” section, please consider clarifying the procedures for shareholders to submit nominees to the committee (e.g., timing and specific nominee qualifications).

Response: The Fund respectfully declines to incorporate this comment at this time, as the Fund believes its disclosure is consistent with Form N-1A and remains appropriate. The Fund respectfully notes that it currently discloses that “nominee recommendations should be submitted to the Trust at its mailing address stated in the Fund’s Prospectus and should be directed to the attention of the Goldman Sachs Trust Governance and Nominating Committee.”

31.	Comment: In the “Trustees and Officers – Trustee Ownership of Fund Shares” section, please confirm in a supplemental response that none of the independent trustees beneficially own shares of Goldman Sachs. In the event that any independent trustees maintain such beneficial ownership interest, please disclose information required by Item 17(b)(5) of Form N-1A.

Response: The Fund hereby confirms that none of the independent trustees maintain a reportable beneficial ownership interest in Goldman Sachs.

32.	Comment: In the “Management Services – Investment Adviser” section, please delete the following sentence: “GSAM will also serve as investment adviser to the Subsidiary.”

Response: The Fund has incorporated this comment.

33.	Comment: In the “Payment to Intermediaries” section, please identify any subsidiaries of Goldman Sachs that received additional payments or explain supplementally why subsidiaries of Goldman Sachs should not be included in the list of intermediaries that received such payments.

Response: The Fund respectfully submits that Form N-1A does not require the disclosure of “revenue sharing” payments. However, NASD Rule 2830(l)(4), which applies to FINRA-member firms, provides that, in connection with the sale and distribution of investment company securities, “[n]o member shall accept any cash compensation from an offeror unless such compensation is described in a current prospectus of the investment company.” As of December 31, 2014, neither the Fund nor the Investment Adviser is aware of any subsidiary of Goldman Sachs that received compensation for which disclosure is required under NASD Rule 2830(l)(4).

Other

34.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*        *        *         *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matthew Wolfe, Goldman Sachs Asset Management, L.P.

Exhibit A

July 31, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP